SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer ID (CNPJ/MF) 76.483.817/0001-20
Publicly Held Company
CVM Registration No. 1431 - 1

SUMMARY OF THE MINUTES OF THE FIFTY-THIRD ANNUAL GENERAL MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba, Paraná state. 2. DATE AND TIME: April 17, 2008, 2:30 p.m. 3. CALL NOTICE: Call notice published in the newspapers Diário Oficial do Estado do Paraná, DCI – Diário Comércio, Indústria e Serviços and O Estado do Paraná. 4. QUORUM: shareholders representing 67.02% (sixty-seven point zero two percent) of the voting shares and 39.24% (thirty-nine point two four percent) of the preferred shares. 5. PRESIDING BOARD: JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman of the Board of Directors; SILMARA BONATTO CURUCHET – Chairperson; RUBENS GHILARDI – CEO; MARLOS GAIO – Secretary.

6. AGENDA AND RESOLUTIONS:

ITEM 1 – approval, by unanimous vote, of the report from management, the balance statement and other financial statements relative to fiscal year 2007.

ITEM 2 – approval, by majority vote, of Management’s Proposal for the Allocation of the Net Income in Fiscal Year 2007 – of R$1,106,610,016.95 – and for the payment of the portion related to the integration of capital and labor and productivity incentives relative to the same fiscal year, as follows:

a) R$ 55,330,500.85, equivalent to 5% of net income, following prior year adjustments, for the constitution of a Legal Reserve;

b) R$267,749,879.03 for distribution to shareholders, registered in the accounting statements for fiscal year 2007, to be paid within 60 (sixty) days following the holding of this General Meeting, based on shareholder positions on April 17, 2008, distributed as follows: b.1) R$67,749,879.03 as dividends, equivalent to R$0.23622 per common share (ON); R$0.41239 per class A preferred share (PNA); and R$0.25990 per class B preferred share (PNB); and b.2) R$200,000,000.00 as interest on equity, equivalent to R$0.69734 per common share (ON); R$1.21740 per class A preferred share (PNA); and R$0.76723 per class B preferred share (PNB), with Income Tax Withheld at Source applicable on said interest on equity at the rate of 15% (fifteen percent), with shares in COPEL starting to trade Ex Dividends and Ex Interest on Equity as of April 18, 2007, inclusive;

c) R$783,529,637.07, corresponding to the remainder of the net income relative to fiscal year 2006, as Retained Earnings, to guarantee the Company’s investment programs. A payment was also approved of R$53,849,191.67 relative to the portion for the integration of capital and labor and production incentives under Law 10,101 of December 19, 2000 and pursuant to Article 7, item XI of Brazil’s Constitution as well as the respective Collective Bargaining Agreement.

ITEM 3 – election, by unanimous vote, of the following individuals to form the Audit Board during the 2008-09 term: as effective members: Osmar Alfredo Kohler, Brazilian, married, holding a law degree, bearer of identification document (RG) no. 290.869 -7/SC, inscribed in the Roll of Individual Taxpayers (CPF/MF) under no. 000.309.539 -87, resident and domiciled at Av. Nossa Senhora da Luz, 1248, Hugo Lange, Curitiba – PR; Nelson Pessuti, Brazilian, judicially separated, entrepreneur, bearer of identification document (RG) no. 2.983.978/PR, inscribed in the Roll of Individual Taxpayers (CPF/MF) under no. 231.030.869 -20, resident and domiciled at Rua Coronel José Carvalho de Oliveira nº 763, Curitiba - PR; Heron Arzua, Brazilian, married, lawyer, bearer of identification document (RG) no. 273.343 -PR, inscribed in the Roll of Individual Taxpayers (CPF/MF) under no. 000.196.829 -72, resident and domiciled at Alameda Júlia da Costa, 1425, ap. 201, Bigorrilho, Curitiba, PR; Beatriz Oliveira Fortunato, Brazilian, married, engineer, bearer of identification document (RG) no. 051.674.477 -12, inscribed in the Roll of Individual Taxpayers (CPF/MF) under no. 051.674.477 -12, with address at Rua Lineu de Paula Machado, 90 – apto. 601 – Rio de Janeiro – RJ; and Márcio Luciano Mancini (elected in conformance with Article 240 of Brazilian Corporate Law by the holders of minority common shares), Brazilian, single, business administrator, bearer of identification document (RG) no. 24.458.714 -0-SP, inscribed in the Roll of Individual Taxpayers (CPF/MF) under no. 268.791.478 -95, resident and domiciled at Rua Ana Telles Alves de Lima nº 106, Campinas – SP. As alternate members, respectively: Moacir José Soares, Brazilian, married, accountant, bearer of identification document (RG) no. 737.213/PR, inscribed in the Roll of Individual Taxpayers (CPF/MF) under no. 056.582.339 -68, resident and domiciled at Rua São Leopoldo nº 194, Curitiba – PR; Serafim Charneski, Brazilian, married, holding a bachelor’s degree in accounting sciences, bearer of identification document (RG) no. 448.804/PR, inscribed in the Roll of Individual Taxpayers (CPF/MF) under no. 017.545.649 -68, resident and domiciled at Rua Hugo Kinzelmann nº 40, Curitiba - PR; Maurílio Leopoldo Schmitt, Brazilian, married, economist, bearer of identification document (RG) no. 691.505 -4/SC, inscribed in the Roll of Individual Taxpayers (CPF/MF) under no. 059.245.619 -68, resident and domiciled at Rua Professor Loureiro Fernandes nº 661, Curitiba – PR; Frederico Djun Takahashi Saraiva, Brazilian, single, production engineer, bearer of identification document (RG) no. 117.95565 -8 IFP/RJ, inscribed in the Roll of Individual Taxpayers (CPF/MF) under no. 053.151.707 -13, with commercial offices located at Rua General Urquiza, 155 – apto. 301 – Rio de Janeiro – RJ.; and one unfilled seat.

ITEM 4 – approval, by unanimous vote, of the setting of an overall amount, including charges, as compensation for the members of management and of the audit board in the amount of R$6,000,000.00 (six million reais) relative to fiscal year 2008.

ITEM 5 – ratification, by unanimous vote, of the selection of the newspapers in which the Company will publish the documents mandated by Federal Law 6,404/76 and CVM Instruction 207/1994, in accordance with the outcome of the public bidding process carried out: a) Lot 1 (Curitiba) – Editora O Estado do Paraná S.A; and b) Lot 2 (São Paulo) – Pirâmide Publicações Ltda., representative of the newspaper Diário de São Paulo.

7. SIGNATURES: SILMARA BONATTO CURUCHET – Representative of the State of Paraná and President of the Assembly; RUBENS GHILARDI – Executive Secretary of CAD and CEO of the Company; IARA PASIAN – Deloitte Touche Tohmatsu; JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman of the Board of Directors; HERON ARZUA – Member of the Audit Board; CRISTIANE DA SILVA RENSI - The Bank of New York, ADR Department; BEATRIZ OLIVEIRA FORTUNATO - MATCH POINT INVESTMENTS LLC; SAMOA LLC; CLUBE DE INVESTIMENTO DOS EMPR. DA VALE INVESTVALE; SAMAMBAIA III FDO DE INVEST EM AÇÕES; ADVANTAGE ARX MACRO FUNDO DE INVEST MULTIMERCADO; ARX EXTRA FUNDO DE INVEST MULTIMERCADO; ARX FUNDO DE INVEST EM AÇÕES; ESPECIAL I FUNDO DE INVEST MULTIMERCADO; BEATRIZ OLIVEIRA FORTUNATO; MATCH POINT INVESTM LLC; SAMOA LCC; CLUBE DE INVEST DOS EMPREGADOS DA VALE – INVESTVALE; SAMAMBAIA II FDO DE INVEST EM AÇÕES; AVANTAGE ARX MACRO FDO DE INVEST MULTIMERCADO; ARX EXTRA FUNDO DE INVEST MULTIMERCADO; ARX FUNDO DE INVEST EM AÇÕES; ESPECIAL I FUNDO DE INVEST MULTIMERCADO; ICATU HART NW MELLON MIX PLUS FIRM; MELLON BRASPREV FI MULTIMERCADO PREVIDENCIARIO; ANALI PENTEADO BURATIN - ACADIAN EMERGING MARKETS EQUITY OFFSHORE MASTER L.P.; BALENTINE INTERNATIONAL EQUITY FUND SELECT LP; BARCLAYS GLOBAL INVESTORS NA; BELL ATLANTIC MASTER PENSION TRUST; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CATERPILLAR INVESTMENT TRUST; COLLEGE REITEREMENT EQUITIES FUND; COMMONWEAL TH OF PENNSYLV PUB SCHOOL EMP RETS; COMMONWEAL TH OFPENNSYLVANIA STATE E R SYSTEM; DUQUESNE LIGHT COMPANY MASTER TRUST; E.I. DUPONT DE NEMOURS PENSION AND RETIR PLAN; EATON VANCE STRUCTURED EMERGING MARKETS FUND; EATON VANCE TAX-MANAGED EMERGING MKTS FUND; EDUCATIONAL EMPLOYEES SUPPLEM. R STM OF FAIRFAX C; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; EMEERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMERGING MKTS EQTY MGRS PORTFOLIO 1 OFFSHORE MASTER; FLORIDA RETIREMENT SYSTEM TRUST FUND; FRANK RUSSELL INVESTMENT COMPANY PLC; GORDON E AND BETTY I MOORE FOUNDATION; IBM TAX DEFERRED SAVINGS PLAN; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FD; JOHN HANCOCK FD II INTERNAT. EQUITY INDEX FD; JOHN HANCOCK TRUST INTER EQUITY INDEX TRSUT A; JOHN HANCOCK TRUST INTER EQUITY INDEX TRSUT B; LAUDUS ROSENBERG INTER DISCOVERY FUND; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; NON TEACHER SCHOOL EMPL RET SYST OF MISSO; NTGI QUANTITATI VE MANAGEMENT COLLEC FDS TRUST; PHILIPS ELETRONICS N A CORP MASTER RET TRU; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; RUSSEL INVEST COMPANY EMERGING MKT FD; SCHORODER BRICS EQUITY MOTHER FUND; SCHWAB FUNDAMENTAL EMERGING MARK INDEX FD; SEI INV CAN CO EM MKTS EQUITY FD; SPDR S&P EMERGING LATIN AMERICA ETF; STATE OF CALIFORNIA PUBLIC EMPLOYEES RET SYS; STATE OF CONNECTICUT RET PLANS AND TRT FUN; STATE ST B AND T C INV FFTE RETIR PLANS; STATE STREET EMERGING MARKETS;STICHTING B V DE M E N T BEDRIJFSTAKKEN BPMT; TEACHER RETIREMENT SYSTEM OF TEXAS; THE BRAZIL MSCI EM MKTS INDEX COMMON TRUST FU; THE DFA INV T CO ON BRH ITS S THE EM SLL CAPS; THE FUTURE FUND BOARD OF GUARDIANS; THE MASTER T B OF JAPAN LTD RE MTBC400035147; THE MONETARY AUTHOROTY OF SINGAPORE; THE PENSION RESERVES INVESTMENT MANAG BOARD; THE PUBLIC SCHOOL RET SYSTEM OF MISSOURI; THE SEI EMERGING MARKETS EQUITY FD; THE TEXAS EDUCATION AGENCY;TRUSTEES OF THE E OF B P B DBA KAMEHAMEHA SCH; UNIVERSITY OF WASHINGTON;VANG FTSE ALL-WORLD EX-US INDEX FD A S OF V INTER E I FDS; VANGUARD EMERGING MKTS STOCK INDEX FD; VIRGINIA RETIREMENT SYSTEM; WT INVST TR ION BHLF OF THE INTL MULTMGR SER; NORGES BANK; STICHTING PENSIOENFONDS AB; VANGUARD INVEST SERIES PLC; WASHINGTON STATE INVEST BOARD; TOMÁS JUNQUEIRA DE CAMARGO - FUNDO DE INVESTIMENTO EM AÇÕES GWI PRIVATE; GWI FIA; GWI CLASSIC FIA; GREEN HG FUND LLC; HEDGING GRIFO VERDE EQUITY MASTER FIA; HEDGING GRIFO VERDE MASTER FIM; HEDGING GRIFO CARTEIRA ADMINISTRADA REAL FIF; HEDGING GRIFO TOP FDO DE INVEST. FINANCEIRO; HG TOP 30 FIF; HEDGING GRIFO STAR FUNDO DE INVEST. FINANCEIRO; HG GLOBAL MACRO MASTER FUND LP; MARLOS GAIO – Secretary.

The full text of the Minutes of the 53th Annual General Meeting was recorded on pages of 178 to 186 of Book no. 9 of Companhia Paranaense de Energia (COPE) registered at the Commercial Registry of the State of Paraná under no. 00/010561-9 of March 23, 2000.

MARLOS GAIO
Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.